EDGAR CORRESPONDENCE
October 27, 2009
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Kevin Rupert
Re: Davis New York Venture Fund, Inc. Securities Act of 1933, File No. 2-29858, and Investment Company Act of 1940, File No. 811-1701.
Dear Mr. Rupert:
You have asked the Davis New York Venture Fund, Inc. (“Registrant”) to file a correspondence letter reflecting the Registrant’s responses to SEC oral comments regarding Davis Global Fund’s (an authorized series of the Registrant) October 31, 2008 annual report to shareholders. SEC comments are in bold, Registrant responses immediately follow.
(1) Davis Global Fund’s annual report includes investment performance for the period after it was registered with the SEC and began operations but prior to being made available to the general public. This practice raises a number of “incubator fund” issues. Please distinguish Davis Global Fund from abusive incubator funds.
Davis Selected Advisers, L.P.’s intentions when occasionally starting a new fund limited to investors closely affiliated with the Davis Funds (“Davis money”) are to (a) prove the effectiveness of our proposed new investment strategy (i.e. applying the Davis Investment Philosophy to a fund with substantial foreign investments); and (b) sort through the details of daily management, using Davis money, not our shareholders’ money.
In this regard it is worth noting that Davis Selected Advisers, L.P. previously brought out an international fund which was managed by sub-advisers. That fund was originally offered on February 1, 1995 and liquidated (not merged) on July 18, 2003. While the majority of the money invested in that fund was in fact Davis money, some of our customers were also invested in that fund. An important lesson which Davis Selected Advisers, L.P. learned from that experience was to prove an investment strategy and sort through the details of daily management using Davis money, not shareholder money.
In the year prior to registering Davis Global Fund, Davis Selected Advisers, L.P. hired internal analysts and portfolio managers with global investment expertise. Davis Global Fund initially registered with the SEC and began operations on December 22, 2004. After gaining confidence with this new investment strategy, Davis Global Fund offered shares to the general public on December 29, 2006. The prospectus included the following disclosure immediately above the performance bar graph:
“During the period from inception through December 29, 2006 only the directors, officers and employees of the Fund or its investment adviser and sub-adviser (and the investment adviser itself and affiliated companies) were eligible to purchase Fund shares. During this time period the Fund’s investment strategies and operations were substantially the same as they are expected to be in the future.”
Potential issues concerning “incubator funds” were previously discussed with the SEC in 2004 with the SEC examiner (Randolf Koch) who reviewed the initial Davis Global Fund registration. The Registrant responded to these concerns in an EDGAR correspondence letter ACCESSION NUMBER: 0000950136-05-000001.
We understand that in the past some mutual fund companies have offered new funds to their clients in a way that exaggerated the funds’ attractiveness. Davis Selected Advisers, L.P. has adopted practices and procedures intended to prevent abusive practices. Abusive “incubator fund” practices include:

(1) In the past, some fund groups have “incubated” a large number of funds, and only brought to market those funds which had the best performance records. These funds present disclosure issues as they fail to report how many funds failed to emerge from incubation, or how the failed funds performed.
Davis Selected Advisers, L.P., the adviser to the Davis Funds, does not engage in such practices. Only three funds have been registered without being offered to the general public:
(1)	Davis Research Fund, registered 10/31/01 and still not offered to the general public;

(2)	Davis Global Fund, registered 12/22/04 and offered to the general public on 12/29/06; and

(3)	Davis International Fund, registered 12/29/06 and currently in registration to be offered to the general public in December 2009.
We have no current intention of adding additional funds. The investment performance of each of these funds is wholly attributable to investment strategies consistently followed by these funds and not because these funds were the statistical survivor of a large number of failed attempts.
(2) In the past some fund groups have changed the investment strategies of their incubated funds once they were offered to the pubic. When that happened the incubated funds’ track records did not reflect the altered investment strategy. When a great number of funds are incubated, there is a temptation to adopt very risky strategies with a view to achieving spectacular performance. Other funds are reported to have pursued investment strategies which were effective while the fund is small, but cannot continue to be implemented as the fund grows larger. One example of such a strategy would be providing the funds with disproportionate allocations of hot IPOs.
Davis Research Fund, Davis Global Fund, and Davis International Fund are pursuing investment strategies which are “scaleable”, that is, can be pursued without alteration if the funds grow much larger, e.g. over $1 billion in net assets. In addition, while the funds are/were not available to the general public they are/were prohibited from investing in IPOs.

Altering the investment strategy as a fund grows larger would eviscerate the very purpose for which Davis is incubating these funds, to prove an investment strategy and sort through the details of daily management. As a point of reference, the portfolio turnover ratio for Davis Global Fund for the fiscal years 2008, 2007, 2006, and 2005 were 19%, 10%, 10%, and 0%.
(3) In the past some fund groups have intentionally failed to provide performance information concerning their incubated funds to groups such as Morningstar and Lipper with the intent of burying the performance of poorly performing funds.
Davis Funds have been providing performance information about Davis Research Fund, Davis Global Fund, and Davis International Fund to both Lipper and Moringingstar since their initial registration with the SEC.
(4) In the past some fund groups have “touted” hot performance of incubated funds once they were offered to the pubic.
When Davis Global Fund was offered to the general public in December 2006, no advertisements of any kind were published. Davis Global Fund has still not published an advertisement. Davis Fund’s standard sales literature was produced, including fact sheets and shareholder reports. Performance from inception was included in this sales literature in the same format as that used by all of the other Davis Funds.
When Davis International Fund is offered to the general public in December 2009 (and when and if Davis Research Fund is offered to the general public in the future), no advertisements of any kind will be published for at least twelve months. Davis Fund’s standard sales literature will be produced, including fact sheets and shareholder reports. Performance from inception will be included in this sales literature in the same format as that used by all of the other Davis Funds.
(5) In the past some fund groups have failed to disclose the fact that a fund had previously been available only to a limited number of investors and not to the general public.

When Davis Global Fund was offered to the general public in December 2006 the prospectus included prominent disclosure stating that the fund was previously offered only to close affiliates of the Davis Funds, a copy of this disclosure was provided above in the excerpt from Davis Global Fund’s December 2006 prospectus.
When Davis International Fund is offered to the general public in December 2009 the prospectus will include prominent disclosure stating that the fund was previously offered only to close affiliates of the Davis Funds. The same is true of Davis Research Fund, when and if it is offered to the general public.
(2) Davis Global Fund’s October 31, 2008 annual report includes the following paragraphs in Note #4 — DISTRIBUTION AND UNDERWRITING FEES:
The Fund pays a distribution fee to reimburse the Distributor for commission advances and service fees on the sale of the Fund’s Class B shares. Payments under the Class B Distribution Plan are limited to an annual rate of equal to the lesser of 1.25% of the average daily net asset value of the Class B shares or the maximum amount provided by applicable rule or regulation of the Financial Industry Regulatory Authority, Inc., (“FINRA”), which currently is 1.00%. Therefore, the effective rate of the Class B Distribution Plan is currently 1.00%, of which 0.75% may be used to pay distribution expenses and 0.25% may be used to pay shareholder service fees. The FINRA rule also limits the aggregate amount the Fund may pay for distribution to 6.25% of gross Fund sales since inception of the Distribution plan, plus interest at 1.00% over the prime rate on unpaid amounts.
The Distributor intends to seek payment from Class B shares of the Fund in the amount of $42,330 representing 6.25% of gross Fund sales of Class B shares, plus interest, reduced by cumulative distribution fees paid by the Fund and cumulative contingent deferred sales charges paid by redeeming shareholders. The Fund has no contractual obligation to pay any such distribution charges and the amount, if any, timing and condition of such payment are solely within the discretion of the Directors who are not interested persons of the Fund or the Distributor.
Please simplify and clarify both paragraphs to clearly summarize the fees the Fund will pay under the terms of its Class B shares Rule 12b-1 plan.
The Fund will eliminate the two referenced paragraphs in footnote #4 and substitute the following single paragraph:
The Fund pays the Distributor a distribution fee on Class B shares at an annual rate equal to the lesser of 1.25% of the average daily net asset value of the Class B shares or the maximum amount provided by applicable rule or regulation of the Financial Industry Regulatory Authority, Inc., (“FINRA”), which currently is 1.00%. The Fund pays the distribution fee on Class B shares in order: (i) to pay the Distributor commissions on Class B shares which have been sold and (ii) to enable the Distributor to pay services fees on Class B shares which have been sold.
Tandy Representations
Davis New York Venture Fund, Inc. acknowledges that
1. The Fund is responsible for the accuracy and adequacy of the disclosures in the Fund’s filings;
2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
3. The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Fund filings or in response to staff comments on Fund filings.
Please call the undersigned at 520/434-3771 with any comments or questions.
Respectfully,
/s/ Thomas Tays
     Thomas Tays
     Vice President & Secretary